Exhibit 99.1

News Release

November 3, 2023

TELUS reports operational and financial results for third quarter 2023

Total telecom customer growth of 406,000, up 59,000 over last year, an all-time quarterly record, driven by strong customer demand for our leading portfolio of bundled services across Mobility and Fixed

Mobile Phone net additions of 160,000, our best third quarter on record, and a record setting quarter for Connected Device net additions of 179,000

Robust third quarter Fixed customer net additions of 67,000, including 37,000 internet customer additions, powered by leading customer loyalty in combination with TELUS’ PureFibre network

Consolidated Operating Revenue and Adjusted EBITDA growth of 7.2 per cent and 5.5 per cent, respectively, and Free Cash Flow growth of 7.3 per cent; Net Income lower by 75 per cent on higher efficiency-related restructuring and other costs, higher depreciation, amortization and financing costs; Adjusted Net Income down 21 per cent

Quarterly dividend increased to $0.3761, up 7.1 per cent over the same period last year, representing a dividend yield of approximately 6.5 per cent

Reconfirming our 2023 Consolidated Financial Targets

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the third quarter of 2023. Consolidated operating revenues and other income increased by 7.2 per cent over the same period a year ago to $5.0 billion. This growth was driven by higher service revenues in our two reportable segments: TELUS technology solutions (TTech) and Digitally-led customer experiences – TELUS International (DLCX). TTech service revenue growth was driven by: (i) growth in health services revenues, mainly driven by our acquisition of LifeWorks on September 1, 2022 and organic growth; (ii) higher mobile network revenues attributable to subscriber and moderating roaming revenue growth; and (iii) an increase in fixed data service revenues, resulting from subscriber growth and higher, but moderating, revenue per internet customer. These factors were partly offset by lower TV and fixed legacy voice services revenues, primarily due to technological substitution. Growth in DLCX operating revenues resulted from expanded services for certain existing clients and growth from new clients, including those from our acquisition of WillowTree on January 3, 2023, and favourable foreign exchange impacts, which collectively more than offset the impact of some DLCX clients managing their own costs thus reducing our revenue. See Third Quarter 2023 Operating Highlights within this news release for a discussion on TTech and DLCX results.

"For the third quarter, our TELUS team once again demonstrated execution strength in our TTech business segment, characterized by the potent combination of leading customer growth, complemented by strong operational and financial results, alongside improving EBITDA growth and margin expansion in our DLCX segment" stated Darren Entwistle, President and CEO. “Our robust performance in our core telecom business is underpinned by our globally leading broadband networks and customer-centric culture, which enabled our strongest quarter on record, with total customer net additions of 406,000, up 17 per cent, year-over-year, driven by strong demand for our leading portfolio of bundled services across Mobility and Fixed services. This included strong mobile phone net additions of 160,000, our best third quarter on record and best quarterly result since the second quarter of 2008; all-time record third quarter connected device net additions of 179,000; and robust third quarter total fixed net additions of 67,000, including 37,000 internet customer additions, powered by leading customer loyalty in combination with TELUS’ PureFibre network. Our leading customer growth is reflective of our consistent, industry-best client loyalty across our Mobile and Fixed product lines. Our team’s passion for delivering customer experience excellence contributed to continued strong loyalty across our key product lines, once again this quarter. Notably, postpaid mobile phone churn is now in the tenth consecutive year of less than one per cent.”

“Today, TI reported steady year-over-year revenue growth, sequential profitability improvement, and reiterated its 2023 full year outlook,” continued Darren. “Revenue growth was driven by a combination of higher volumes and the ramp up of projects across key clients, notably within TI AI Data Solutions, demonstrating the significant potential for TI in the AI space. TI’s Adjusted EBITDA margin increased meaningfully quarter-over-quarter, a positive trend that we expect to see continue in the fourth quarter and into 2024. This strong improvement reflects the team’s considerable efforts to realize the significant cost savings from our cost efficiency program aimed at rebalancing supply and demand factors across TI’s operations, most notably in Europe. Despite the near-term challenges stemming from macroeconomic pressures that TI has faced this year, we remain highly confident in TI’s strategy and investment thesis. This is amplified by meaningful opportunities in respect of digital transformation – particularly with generative AI adoption – and the continuing critical importance of differentiated digital customer experience solutions in the market, which remains a vibrant tailwind for TI’s medium- and long-term growth and profitability.”

“At our TELUS Health business unit, we achieved third quarter revenues of $422 million, alongside 20 per cent EBITDA growth, normalizing for LifeWorks. We continue to execute on our global growth strategy and demonstrate our progress towards our goal to be the most trusted wellbeing company in the world, accelerated by our acquisition of LifeWorks in 2022. This includes our healthcare services and programs now covering more than 69 million lives around the world, an increase of more than 9 million year-over-year; supporting health outcomes on nearly 151 million digital health transactions during the third quarter, up more than five per cent over the same period a year ago; and increasing our virtual care membership to 5.5 million, up nearly 40 per cent over the prior year. As we evolve alongside the needs of our customers, world-wide, we foresee TELUS Health continuing its double-digit growth over the long-term. Since acquiring LifeWorks, our team has committed to driving $427 million in annualized synergies by the end of 2025. This includes $327 million expected to be realized through operating cost synergies from continued integration, and optimizing our organizational structure, systems and real estate. To date, we have achieved $194 million in combined annualized synergies, towards our overall objective. Furthermore, we anticipate $100 million from longer term revenue synergies driven by cross-selling health services products within our TELUS Health customer base, and throughout our TELUS portfolio of assets, including TI. These synergies will allow us to re-invest in the growth of our business and improve our profitability, while we focus on delivering efficient, secure and best-in-class health and wellness solutions to our customers.”

“Our all-time record customer growth is underpinned by our dedicated team who are passionate about delivering superior service offerings, and digital capabilities, over our world-leading wireless and PureFibre broadband networks,” added Darren. “Notably, in August, TELUS was named the Fastest Internet Service Provider (ISP) in Canada, for the fourth consecutive year, and recognized as the Best ISP for Alberta and British Columbia by U.S.-based PCMag. This outstanding accomplishment illustrates the TELUS team’s steadfast commitment to connecting Canadians to the people and information that matter most, thanks to TELUS’ fast, expansive and reliable PureFibre network. Moreover, this recognition of TELUS’ national broadband network leadership underscores the tremendous value of our generational investments in world-leading wireless and wireline network technologies, which will continue to drive extensive socio-economic benefits for Canadians in communities from coast-to-coast, for decades to come.”

“Importantly, our significant broadband network investments enable the continued advancement of our financial and operational performance, and the long-term sustainability of our industry-leading dividend growth program,” continued Darren. “The 7.1 per cent year-over-year dividend increase announced today represents the twenty-fifth increase since we initiated our multi-year dividend growth program in 2011, with our program now in its thirteenth year. Since 2004, TELUS has returned more than $24 billion to shareholders, including over $19 billion in dividends, representing approximately $17 per share.”

“To buttress our consistently strong performance, against the backdrop of the rapid transformation in our industry and evolving regulatory, competitive and macroeconomic environment that we currently face, we continue to focus on executing the extensive efficiency and effectiveness initiative across TELUS, announced in August. Importantly, the transformational investments we have prudently made over the course of more than a decade in building the best culture, and enabling industry-leading customer experiences over our globally leading wireless and PureFibre broadband networks, allowed us to accelerate our well-progressed plans to digitally revolutionize our business and further streamline our operating costs. Our team’s grit, resilience and ability to embrace change and continuously evolve the way we operate have enabled us to substantially complete the targeted team member reductions. The incremental cost savings are expected to begin to be realized in the fourth quarter, with the full run-rate expected by the second quarter of next year. While this initiative has come with many difficult decisions, we have leveraged our decades-long track record of successfully navigating exogenous factors, from regulatory and competitive, to macroeconomic, and most recently, through the global pandemic, in order to rise to the current challenges and future proof our business.”

“TELUS’ global leadership in social capitalism was exemplified by the recent launch of the $50 million TELUS Student Bursary – the largest bursary fund in Canada,” concluded Darren. “Created through a $25 million endowment from TELUS, along with an additional $25 million fundraising commitment from the TELUS Friendly Future Foundation, the TELUS Student Bursary will enable thousands of young people — who might otherwise lack the means — to enrich their lives through post-secondary education at a university, college or technical vocational school. Importantly, the annual bursary program will empower these leaders of tomorrow to pursue their ambitions, realize their potential and create a brighter future for themselves and their communities. Indeed, our TELUS team is helping to make the future friendly by ensuring that no young person is left behind.”

Doug French, Executive Vice-president and CFO said, “Our third quarter results demonstrate our strong execution within a highly competitive environment and evolving global macroeconomic climate. In our domestic telecom business, our operating results showcase the power of our brand, in the communities we serve, and the strength of our leading bundled solutions across mobility and fixed, and in turn how those results are delivering robust financial outcomes as illustrated by seven per cent Adjusted EBITDA growth in our TTech segment. Within our global businesses, TI executed against its significant efficiency plans to meaningfully right size its cost structure, in response to macroeconomic pressures, as evidenced by the healthy sequential improvement in Adjusted EBITDA margins, and furthermore, putting itself in a strong position to elevate its margin profile as it exits 2023. Our TELUS Health team continues to execute its integration plan with LifeWorks, yielding significant cost efficiencies, positioning the business for strong growth in 2024 and beyond.”

“During the third quarter, we continued to execute against our cost efficiency program, across our business, as outlined with the release of our second quarter results in August. While these efforts will continue into the fourth quarter of 2023 and into early 2024, this significant program will drive permanent cost reductions across our organization, supporting our growth profile and cash flow generation, as well as our dividend growth program and balance sheet deleveraging. Our team also successfully accessed the capital markets during the third quarter, issuing $1.75 billion in new debt securities across three different maturities, including our fifth sustainability-linked bond. This offering was met with strong investor demand, within a dynamic market environment, and further demonstrates our strong access to the capital markets as we further advance our growth strategy. Our balance sheet remains strong with the average cost of our long-term debt at 4.33 per cent, well below current rates, reflecting how our team has successfully leveraged the ultra-low interest rate environment over the last decade to accelerate our growth strategy, including our generational PureFibre build. We have a strong debt maturity schedule with the average maturity of our long-term debt at nearly 12 years and our ratio of fixed-to-floating stands at 85 per cent, a strong mitigation measure in an elevated yield environment,” concluded Doug.

As compared to the same period a year ago, net income in the quarter of $137 million was down 75 per cent and Basic earnings per share (EPS) of $0.09 decreased by 76 per cent. These decreases were driven by the impacts from: (i) higher restructuring and other costs related to our cost efficiency and effectiveness programs including workforce reduction; (ii) higher depreciation and amortization primarily due to growth in capital assets over the past 12 months, including business acquisitions and our expanded broadband footprint; increased depreciation on network leases; increased depreciation from impairments arising from real estate rationalization; and higher asset retirement activity; and (iii) higher financing costs primarily from the estimated unrealized decline recorded from our virtual power purchase agreements with renewable energy projects as of September 30, 2023, as well as greater long-term debt outstanding and an increase in the effective interest rate. As it relates to EPS, the trends also reflect the effect of a higher number of Common shares outstanding. When excluding the effects of restructuring and other costs, income tax-related adjustments, other equity income related to real estate joint ventures and virtual purchase power agreements unrealized change in forward element (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $373 million decreased by 21 per cent over the same period last year, while adjusted basic EPS of $0.25 was down 26 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA decreased by 7.9 per cent to more than $1.5 billion due to significantly higher restructuring and other costs of $303 million related to our cost efficiency and effectiveness programs, including workforce reduction, and Adjusted EBITDA increased by 5.5 per cent to more than $1.8 billion. The growth in Adjusted EBITDA reflects: (i) higher mobile network revenues driven by subscriber growth and our moderating roaming recovery; (ii) growth in health, inclusive of business acquisitions and organic growth; (iii) lower headcount; and (iv) increased margins for internet and security, driven by subscriber growth. These factors were partly offset by: (i) merit-based compensation increases; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based software licences, contractor and cloud usage costs; (iii) declining TV and fixed legacy voice margins; and (iv) a decline in DLCX contribution primarily due to cost imbalances arising from reductions in service demand, principally in Europe, from some of our larger technology clients, with the impacts being more significant beginning in the second quarter of 2023, which were partially offset by cost efficiency efforts initiated in the second quarter of 2023.

In the third quarter, we added 406,000 net customer additions, up 59,000 over the same period last year, and inclusive of 160,000 mobile phones and 179,000 connected devices, in addition to 37,000 internet, 20,000 TV and 18,000 security customer connections. This was partly offset by residential voice losses of 8,000. Our total TTech subscriber base of 18.9 million is up 7.2 per cent over the last twelve months, reflecting a 4.0 per cent increase in our mobile phone subscriber base to approximately 10 million and a 23 per cent increase in our connected devices subscriber base to more than 2.9 million. Additionally, our internet connections grew by 9.2 per cent over the last twelve months to approximately 2.6 million customer connections, our TV subscriber base increased by 4.8 per cent to approximately 1.4 million customers, and our security customer base expanded by 8.7 per cent to more than 1.0 million customers.

In health services, as of the end of the third quarter of 2023, virtual care members were 5.5 million and healthcare lives covered were 69.6 million, up 38 per cent and 15 per cent over the past twelve months, respectively. Digital health transactions in the third quarter of 2023 were 150.6 million, up 5.2 per cent over the third quarter of 2022.

Cash provided by operating activities increased by $7 million and free cash flow of $355 million increased by $24 million in the third quarter of 2023 compared to the same period a year ago. The increase in free cash flow was driven by higher Adjusted EBITDA and lower capital expenditures, partially offset by higher cash interest paid.

Consolidated capital expenditures of $769 million, including $22 million for real estate development, decreased by 17 per cent in the third quarter of 2023. TTech operations drove $161 million of the decrease in the third quarter of 2023 primarily due to the planned slowdown of our fibre and wireless network build and systems development, which is consistent with 2023 build targets when compared to our accelerated investments in the comparative period of 2022. Our capital investments have enabled: (i) our internet, TV and security subscriber growth, as well as more premises connected to our fibre network; (ii) increased coverage of our 5G network; (iii) the expansion of our health product offerings and capabilities, as well as to support business integration; and (iv) enhancement of our product and digital development to increase our system capacity and reliability. TTech real estate development capital expenditures increased by $3 million in the third quarter of 2023 due to increased capital investment to support construction of multi-year development projects including TELUS Ocean and other commercial buildings in B.C. By September 30, 2023, our 5G network covered approximately 31.6 million Canadians, representing over 85 per cent of the population.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended September 30		Per cent
(unaudited)	2023	2022	change
Operating revenues (arising from contracts with customers)	4,990	4,640	7.5
Operating revenues and other income	5,008	4,671	7.2
Total operating expenses	4,491	3,875	15.9
Net income	137	551	(75.1)
Net income attributable to common shares	136	514	(73.5)
Adjusted net income(1)	373	471	(20.8)
Basic EPS ($)	0.09	0.37	(75.7)
Adjusted basic EPS(1) ($)	0.25	0.34	(26.5)
EBITDA	1,517	1,646	(7.9)
Adjusted EBITDA(1)	1,820	1,724	5.5
Capital expenditures(2)	(769)	(925)	(16.9)
Cash provided by operating activities	1,307	1,300	0.5
Free cash flow(1)	355	331	7.3
Total telecom subscriber connections(3) (thousands)	18,935	17,670	7.2
Healthcare lives covered(4) (millions)	69.6	60.4	15.2

Notations used in the table above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS-IASB and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.
(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the condensed interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2023, on a prospective basis, we adjusted our mobile phone and connected device subscriber bases to remove 50,000 subscribers and add 82,000 subscribers, respectively, due to a review of our subscriber bases. Effective January 1, 2023, on a prospective basis, we adjusted our internet subscriber base to add 70,000 subscribers as a result of business acquisitions.

Third Quarter 2023 Operating Highlights

TELUS technology solutions (TTech)

●	TTech operating revenues (arising from contracts with customers) increased by $311 million or 7.8 per cent in the third quarter of 2023, primarily reflecting increases in mobile network revenue, mobile equipment and other service revenues, fixed data services revenues and health services revenues, as described below. Decreases in fixed voice services revenues and agriculture and consumer goods services revenues were partial offsets.
●	TTech EBITDA decreased by $111 million or 7.7 per cent in the third quarter of 2023, while TTech Adjusted EBITDA increased by $109 million or 7.0 per cent, reflecting an increase in direct contribution, lower headcount, inclusive of synergies achieved with LifeWorks, and lower advertising and promotional costs. These factors were partially offset by: (i) merit-based compensation increases; (ii) higher costs related to business acquisitions; (iii) increased services provided by the DLCX segment; and (iv) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences, contractor and cloud usage costs.

Mobile products and services

●	Mobile network revenue increased by $57 million or 3.4 per cent in the third quarter of 2023, largely due to growth in our mobile phone and connected device subscriber base as well as moderating roaming revenue growth. These impacts were partly offset by the impact of lower base rate plan prices and lower overage revenues, as discussed in mobile phone ARPU below.
●	Mobile equipment and other service revenues increased by $12 million or 2.2 per cent in the third quarter of 2023, largely attributable to higher-value smartphones in the sales mix. This was partly offset by a reduction in contracted volumes attributed to increased promotional activity centred around rate plans and market aggression, in addition to more customers taking advantage of bring-your-own-device plan offerings.
●	Mobile products and services direct contribution increased by $65 million or 4.2 per cent in the third quarter of 2023, largely reflecting mobile subscriber growth, higher roaming margins associated with increased international travel volumes and higher equipment margins. These were partly offset by higher commissions attributed to increased levels of retail traffic.
●	Mobile phone ARPU was $59.19 in the third quarter of 2023, reflecting a decrease of $0.29 or 0.5 per cent for the quarter. This decrease is attributed to lower base rate plan prices from increased promotional activity and market aggression affecting both new and existing customers, which first escalated in the second quarter of 2023 and continued through the third quarter, in addition to lower overage revenues as customers continue to adopt larger or unlimited data and voice allotments in their rate plans. These impacts are partly mitigated by our continued focus to drive higher-value loading and realize higher, albeit moderating, roaming revenues from increased travel.
●	Mobile phone gross additions were 455,000 in the third quarter of 2023, an increase of 34,000. These increases were largely driven by growth in postpaid gross additions due to continued market-driven promotional activity and market aggression which first escalated in the second quarter of 2023 and continued through the third quarter, increased retail and digital traffic, and growth in the Canadian population.
●	Mobile phone net additions were 160,000 in the third quarter of 2023, an increase of 10,000, driven by higher mobile phone gross additions, partially offset by higher mobile phone churn, as described below.
●	Our mobile phone churn rate was 1.00 per cent in the third quarter of 2023 compared to 0.95 per cent in the third quarter of 2022. This churn rate increased largely due to higher customer switching activity corresponding with increased market-driven promotions, as discussed above. These factors have been partly mitigated by our continued focus on customer retention through our industry-leading service and network quality, successful promotions and bundled offerings.
●	Connected device net additions were 179,000 in the third quarter of 2023, an increase of 55,000, attributable to increased IoT connections, as well as sales of other connected devices, such as tablets and mobile internet.

Fixed products and services

●	Fixed data services revenues increased by $54 million or 4.9 per cent in the third quarter of 2023. The increases were driven by: (i) an increase in our internet, security and TV subscribers; and (ii) higher, albeit moderating, revenue per customer as a result of internet speed upgrades and rate changes. This growth was partially offset by lower TV revenue per customer, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution.

●	Fixed voice services revenues decreased by $7 million or 3.5 per cent in the third quarter of 2023, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, our retention efforts and the migration from legacy to IP services offerings.
●	Fixed equipment and other service revenues were unchanged in the third quarter of 2023.
●	Fixed products and services direct contribution increased by $89 million or 7.4 per cent in the third quarter of 2023, reflecting growth in health, inclusive of business acquisitions and organic growth, as well as increased margins for internet, data and security, driven by subscriber growth. These were partly offset by declining TV and legacy voice margins, principally due to technological substitution.
●	Internet net additions were 37,000 in the third quarter of 2023, an increase of 1,000 for the quarter. The increase was due to our success in driving strong gross additions in the consumer market through bundled product offerings, partly offset by a higher churn rate from macroeconomic pressures impacting consumer purchasing decisions.
●	TV net additions were 20,000 in the third quarter of 2023, an increase of 2,000 for the quarter, due to our diverse offerings, partly offset by higher churn related to the same factors as internet.
●	Security net additions were 18,000 in the third quarter of 2023, a decrease of 7,000 for the quarter, due to higher churn related to the same factors as internet, partly offset by increased demand for our bundled product offerings and diverse suite of products and services.
●	Residential voice net losses were 8,000 in the third quarter of 2023 as compared to a net loss of 6,000 in the same period a year ago. Our bundled product and lower-priced offerings have been successful at mitigating losses and minimizing substitution to mobile and internet-based services.

Health services

●	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.
●	Health services revenues increased by $197 million in the third quarter of 2023, driven by: (i) our acquisition of LifeWorks on September 1, 2022, inclusive of organic growth in demand for our integrated health, productivity, retirement and benefit solutions; (ii) the continued adoption of our virtual care solutions; and (iii) increased revenue associated with our pharmacy management software.
●	At the end of the third quarter of 2023, 5.5 million members were enrolled in our virtual care services, an increase of 1.5 million over the past 12 months, attributable to the continued adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.
●	At the end of the third quarter of 2023, our healthcare programs covered 69.6 million lives as of the end of the third quarter of 2023, an increase of 9.2 million lives over the past 12 months, mainly due to healthy growth in our employee and family assistance programs from both new and existing clients across all of our regions, in addition to continued demand for virtual solutions.
●	Digital health transactions were 150.6 million in the third quarter of 2023, an increase of 7.4 million for the quarter, largely driven by increased paid exchange of healthcare data between our health benefits management system and care providers resulting from higher patient demand for elective health services.

Agriculture and consumer goods services

●	Through TELUS Agriculture & Consumer Goods, we provide innovative digital solutions and actionable data-insights that better connect the global supply chain, driving more efficient production processes and improving the safety, quality and sustainability of food and consumer goods. Importantly, these efforts are also enabling better traceability to the end consumer, further supporting improved food outcomes.
●	Agriculture and consumer goods services revenues decreased by $2 million in the third quarter of 2023, reflecting transient headwinds and macroeconomic challenges, including subscription softness and churn in our Software-as-a-Service (SaaS)-based revenue management software for consumer goods manufacturers. Our agriculture and consumer goods revenues are largely earned in U.S. dollars, and in 2023 compared to 2022, the Canadian dollar weakened against the U.S. dollar, resulting in favourable impacts to revenues.

Digitally-led customer experiences – TELUS International (DLCX)

●	DLCX operating revenues (arising from contracts with customers) increased by $39 million or 5.8 per cent in the third quarter of 2023 attributable to growth in our tech and games, eCommerce and fintech and other industry vertical clients, as discussed below. This growth was partially offset by lower revenues from one of our largest clients, a leading social media company, as well as a global financial institution client. In addition, the strengthening of both the U.S. dollar and the European euro against the Canadian dollar resulted in a favourable foreign currency impact on our DLCX operating results. Revenues from contracts denominated in U.S. dollars, European euros and other currencies will be affected by changes in foreign exchange rates.
●	Revenue from our tech and games industry vertical increased by $27 million or 7.2 per cent in the third quarter of 2023, due to continued growth experienced with a number of our technology clients and the addition of new clients, which was partially offset by lower revenue from one of our largest clients, a leading social media company.
●	Revenue from our communications and media industry vertical increased by $12 million or 6.1 per cent in the third quarter of 2023, driven primarily by more services provided to the TTech segment and the addition of new clients from our acquisition of WillowTree.
●	Revenue from our eCommerce and fintech industry vertical increased by $8 million or 9.2 per cent in the third quarter of 2023, due to the addition of new clients from our acquisition of WillowTree, partially offset by a decline in service volumes from fintech clients.
●	Revenue from our healthcare industry vertical increased by $37 million in the third quarter of 2023, primarily due to more services provided to the healthcare business unit of the TTech segment.
●	Revenue from our banking, financial services and insurance industry vertical decreased by $9 million in the third quarter of 2023, due to lower service volumes from a global financial institution client, partially offset by the addition of new clients from our acquisition of WillowTree.
●	DLCX EBITDA decreased by $18 million or 9.4 per cent in the third quarter of 2023, while DLCX Adjusted EBITDA decreased by $13 million or 6.5 per cent for the same period. These decreases were primarily due to cost imbalances arising from reductions in service demand, principally in Europe, from some of our larger technology clients, with the impacts being more significant beginning in the second quarter of 2023, which were partially offset by cost efficiency efforts initiated in the second quarter of 2023. Notably, Adjusted EBITDA and Adjusted EBITDA margin have shown sequential improvement, reflecting the positive impacts realized from cost efficiency efforts, including decreases in our team member count within DLCX in response to the reduction in service demand from some of our clients.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

●	Paying, collecting and remitting more than $1.8 billion in the first nine months of 2023 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted over $35 billion in these taxes.
●	Investing $2.3 billion in capital expenditures primarily in communities across Canada in the first nine months of 2023 and over $53 billion since 2000.
●	Disbursing spectrum renewal fees of approximately $53 million to Innovation, Science and Economic Development Canada in the first nine months of 2023. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled approximately $43 billion.
●	Spending $7.4 billion in total operating expenses in the first nine months of 2023, including goods and services purchased of approximately $4.8 billion. Since 2000, we have spent $156 billion and $106 billion, respectively, in these areas.
●	Generating a total team member payroll of approximately $3.1 billion in the first nine months of 2023, including wages and other employee benefits, and payroll taxes of $178 million. Since 2000, total team member payroll totalled $60 billion.
●	Returning more than $1.5 billion in dividends declared in 2023 through October to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned more than $24 billion to shareholders, including over $19 billion in dividends and $5.2 billion in share purchases, representing approximately $17 per share.

Consolidated financial targets for 2023

TELUS today reconfirmed its consolidated financial targets as presented below. TELUS’ consolidated financial targets for 2023 are guided by a number of long-term financial objectives, policies and guidelines, which are detailed in Section 4.3 of the 2022 annual MD&A.

2023 consolidated financial targets
Operating revenues(1)	Growth of 9.5 to 11.5%
Adjusted EBITDA	Growth of 7 to 8%
Capital expenditures(2)	Approximately $2.6 billion
Free cash flow	Approximately $1.5 billion

(1)	For 2023, we are guiding on operating revenues, which excludes other income. Operating revenues for 2022 were $18,292 million.
(2)	Excludes approximately $75 million targeted towards real estate development initiatives.

The preceding disclosure respecting TELUS’ 2023 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ in the 2022 annual MD&A filed on the date hereof on SEDAR+, especially Section 10 Risks and Risk Management thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 9.3 TELUS assumptions for 2023 in the 2022 annual MD&A and updated in Sections 9 and 10 of our Q3 2023 interim MD&A. This disclosure is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2023 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.3761 per share on the issued and outstanding Common Shares of the Company payable on January 2, 2024 to holders of record at the close of business on December 11, 2023. This quarterly dividend reflects an increase of 7.1 per cent from the $0.3511 per share dividend declared one year earlier and consistent with our multi-year dividend growth program.

Our Board of Directors

In October 2023, Kathy Kinloch stepped down from our Board. Kathy joined the Board in 2017 and during her tenure, served on the Audit, Corporate Governance and People, Culture and Compensation Committees. We thank Kathy for her outstanding contributions and service to TELUS.

Community Highlights

Giving Back to Our Communities

●	TELUS Friendly Future Foundation® (the Foundation) and Canadian TELUS Community Boards continue to direct all financial support to charitable initiatives that help youth and marginalized populations. During the first nine months of 2023, the Foundation had a direct impact on the lives of 800,000 youth by granting $8.6 million to over 500 projects delivered by registered charities. Since its inception in 2018, the Foundation has provided $44.5 million in cash donations to our communities, helping 14.4 million youth reach their full potential.

○	In October 2023, the Foundation launched the TELUS Student Bursary Fund, Canada’s largest bursary fund, supporting students facing financial barriers that impact their ability to enrol or continue their education. With bursaries valued at up to $5,000, this new $50 million fund, created through an endowment gift of $25 million from TELUS and a $25 million commitment in fundraising from the Foundation, will help hundreds of students each year access post-secondary education to lead to a brighter future. Each bursary recipient will also have access to free mobility and low-cost internet plans through our Mobility for Good® and Internet for Good® programs.
○	Aligning with the start of the 2023 – 2024 school year, in September, the Foundation awarded its first round of bursaries to more than 400 students across the country.

●	Our Canadian and global TELUS Community Boards entrust local leaders to make recommendations on the allocation of local grants. These grants support registered charities that offer health, education or technology programs to help youth thrive. Since 2005, our 19 TELUS Community Boards have contributed over $106 million in cash donations to more than 9,500 initiatives, providing resources and support for underserved citizens, especially young people, around the world.

○	During the third quarter of 2023, we announced the expansion of our TELUS Community Boards in Alberta and Ontario.

■	In Alberta, the community boards were formally changed to TELUS Calgary and Southern Alberta Community Board and TELUS Edmonton and Northern Alberta Community Board, with these expansions now supporting more than 4.7 million Albertans.
■	In Ontario, the community boards were formally changed to TELUS Ottawa and Eastern Ontario Community Board, TELUS Barrie and Central Ontario Community Board and TELUS Greater Toronto and Hamilton Area Community Board, with these expansions now supporting more than 8.6 million Ontarians.

●	TELUS Indigenous Communities Fund offers grants for Indigenous-led social, health and community programs. In July 2023, we announced a doubling of our commitment to the Fund, raising the investment from $1 million to $2 million over the next five years. Since its inception in November 2021, the Fund has granted $425,000 in cash donations to 22 community programs supporting food security, cultural revitalization, wildfire relief efforts and the health, mental health and well-being of Indigenous Peoples across Canada.
●	During the first nine months of 2023, TELUS, our team members, customers and the Foundation have committed $12.5 million, through cash donations and in-kind contributions, to support 12 humanitarian and disaster relief efforts around the world. Third quarter 2023 support included the wildfires in British Columbia and Northwest Territories and the earthquake in Morocco.

Empowering Canadians with Connectivity

●	We continue to leverage our Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare as well as our TELUS Wise® program to improve digital literacy and online safety. Since the launch of our programs, we have provided support for over one million individuals.

○	During the first nine months of 2023, we welcomed 6,250 new households to our Internet for Good program. Since we launched the program in 2016, we have connected 53,000 households and 168,000 low-income family members and seniors, in-need persons living with disabilities, government-assisted refugees and youth leaving foster care with low-cost internet service.
○	Our Mobility for Good program offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada. In the first nine months of 2023, we added 6,100 youth, seniors, Indigenous women at risk, government-assisted refugees and other marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 50,000 people.
○	Our Health for Good® mobile health clinics supported over 41,000 patient visits in the first nine months of 2023. Since the program’s inception, we have facilitated 185,000 cumulative patient visits in 25 different communities across Canada, bringing primary and mental healthcare to individuals experiencing homelessness.

■	In July 2023, we launched a new mobile health clinic in Victoria in partnership with Victoria Cool Aid Society to help address the increasing need for primary healthcare and provide support for people experiencing homelessness. Since its launch, the clinic has supported over 2,000 patient visits, contributing to a combined total of over 18,000 patient visits across both clinics operating in Victoria.

○	During the first nine months of 2023, our Tech for Good® program provided access to personalized one-on-one training, support and customized recommendations on mobile devices and related assistive technology and/or access to discounted mobile plans for 1,650 Canadians living with disabilities. Since the program’s inception in 2017, we have provided professional assistance for more than 8,000 individuals in Canada who are living with disabilities to help them independently use or control their mobile device and the TELUS Wireless Accessibility Discount.
○	During the first nine months of 2023 97,000 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events, bringing our cumulative participation to more than 660,000 individuals since the program launched in 2013.

Investing in Social Impact

●	During the third quarter of 2023, TELUS Pollinator Fund for Good® made equity investments in three new clean technology startups, Climate Robotics, erthos and Plentify, to strengthen climate resilience with agricultural technologies sequestering carbon, plant-powered alternatives to plastic and cleaner energy solutions. In addition, the Fund also made an equity investment into Dryad, a German startup that provides ultra-early wildfire detection through large-scale IoT networks and sensors to help reduce the risk of fires spreading out of control. Since inception in 2020, the Fund has invested in 30 socially innovative companies, with 40 per cent led by women and 50 per cent led by Indigenous or racialized founders.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ third quarter 2023 conference call is scheduled for Friday, November 3, 2023 at 11:00 am ET (8:00 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until December 3, 2023 at 1-855-201-2300. Please quote conference access code 76246# and playback access code 0114094#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2023 outlook, as described in Section 9 in our 2022 annual MD&A, remain the same, except for the following:

●	Our revised estimates for 2023 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 1.2%, 0.8%, 2.1%, 1.2% and 0.6%, respectively (compared to 0.6%, 0.4%, 1.5%, 0.3% and 0.5%, respectively, as reported in our 2022 annual MD&A).
●	Our revised estimates for 2023 annual inflation rates in Canada, B.C., Alberta and Quebec are 3.9%, 3.9%, 3.4% and 4.2%, respectively (compared to 3.7%, 3.7%, 3.8% and 3.7%, respectively, as reported in our 2022 annual MD&A).
●	Our revised estimates for 2023 annual unemployment rates in Canada, B.C., Ontario and Quebec are 5.5%, 5.3%, 5.6% and 4.4%, respectively (compared to 6.1%, 5.6%, 6.6% and 5.5%, respectively, as reported in our 2022 annual MD&A).
●	Our revised estimates for 2023 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 236,000 units, 47,000 units, 32,000 units, 86,000 units and 41,000 units, respectively (compared to 212,000 units, 34,000 units, 31,000 units, 71,000 units and 50,000 units, respectively, as reported in our 2022 annual MD&A).

The extent to which these economic estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

●	Regarding our digitally-led customer experiences (DLCX) segment, we anticipate continued optimization of its cost structure enabled by automation and generative AI solutions to mitigate near-term challenges from persistent global macroeconomic pressures. Long-term growth and profitability will be supported by the differentiation of digital customer experience solutions.
●	Defined benefit pension plan funding has been revised to approximately $28 million from approximately $35 million due to improvements in the funded statuses of the plans.
●	Our restructuring and other costs assumption has been revised to up to $750 million from approximately $275 million. This was driven by accelerated cost efficiency programs implemented to drive EBITDA expansion, margin accretion and accelerated cash flow growth.

●	Our income taxes computed at an applicable statutory rate assumption has been revised downward to a range of 23.3 to 23.9% from a range of 24.7 to 25.3%, and our cash income tax payments assumption has been further revised downward to a range of approximately $375 million to $425 million, from a range of approximately $420 million to $500 million as disclosed in our second quarter 2023 MD&A, and from a range of approximately $550 million to $630 million as disclosed in our 2022 annual MD&A. The decrease in applicable statutory rate assumption is primarily due to lower income earned in jurisdictions with higher statutory income tax rates. The decrease in our cash income tax payments range is due to lower forecasted net income before tax, in part due to increased restructuring and other costs supporting our efficiency and effectiveness initiatives.
●	We anticipate a 2023 European euro to U.S. dollar average exchange rate of €1.00: US$1.09 compared to our original European euro to U.S. dollar average exchange rate of €1.00: US$1.08 assumption.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in our Q3 2023 MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government to intervene with the intent of further increasing competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including internet overage charges and roaming fees; federal and provincial consumer protection legislation; the introduction of new privacy legislation by the federal, provincial or territorial governments or in non-Canadian jurisdictions where we do business that could materially expand or alter the scope of consumer privacy rights, include significant administrative monetary penalties and a private right of action, and implement a new regulatory regime for the use of artificial intelligence (AI) in the private sector, with significant enforcement powers; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aim to ensure the fair treatment by vertically integrated firms of rival competitors operating as both broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum allocation and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; draft legislation permitting the government to restrict the use in telecommunications networks of equipment made by specified companies, including Huawei and ZTE; draft legislation imposing new cybersecurity reporting requirements; the request by the Minister of Innovation, Science and Industry to telecommunications service providers, including TELUS, to improve network resiliency, along with CRTC proceedings to investigate network reliability and resiliency; potential limitations on international roaming fees and ancillary service fees; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of, and compliance with, such restrictions; unanticipated changes to the current copyright regime, which could impact obligations for internet service providers or broadcasting undertakings; our ability to comply with complex and changing regulation of the healthcare, virtual care, and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and risks related to the quality of care and provision of insured/uninsured services. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

•	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings, in some cases under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data, and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors (including the acquisition of Shaw by Rogers and associated assets divested to Videotron) as well as any related regulatory actions; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of employee and family assistance programs, benefits administration, electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers, including competitors with a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and providers of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.

•	Technology including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, resulting in part from content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households with only mobile and/or internet-based telephone services; potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; disruptive technologies, such as OTT IP services, including software-defined networks in the business market that may displace or cause us to reprice our existing data services, and self-installed technology solutions; and any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology.

Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to continually streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies, broadband initiatives (such as fibre-to-the-premises (FTTP), wireless small-cell deployment and 5G wireless); availability of resources and our ability to build out adequate broadband capacity; our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells that can improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the auction of 3800 MHz spectrum that commenced in October 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment.

•	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns, cost efficiency programs and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; our ability to effectively manage the growth of our infrastructure and integrate new team members; and our reliance on third-party cloud-based computing services to deliver our IT services.

•	Security and data protection including: risks that malfunctions or unlawful acts could result in unauthorized access or change to, or loss or distribution of, data that may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

Security threats including: intentional damage, unauthorized access or attempted access to our physical assets or our IT systems and network, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the COVID-19 pandemic); political instability in certain international locations, including war and other geopolitical developments; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquired businesses in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements, our ability to maintain our unique culture and team member engagement as we grow and implement organizational changes and cost reduction initiatives, the risk that certain independent contractors in our business could be classified as employees, and the physical and mental health of our team, which are critical to engagement and productivity.

•	Environment, health and safety including: loss of employee work time as a result of illness or injury; public concerns related to radio frequency emissions; environmental issues including climate-related risks (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties and the environmental impact of our network including legacy network equipment, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

Energy use including: our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (in part as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

•	Real estate matters including: risks associated with our real estate investments, such as financing risks and uncertain future demand, occupancy and rental rates, especially as a result of the COVID-19 pandemic.

•	Financing, debt and dividend requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment-grade credit ratings. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow (which may be affected by restructuring and other costs resulting from initiatives such as post-acquisition integration and cost efficiency programs), our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.

•	Tax matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses that are materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•	The economy including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of future policies and actions of foreign governments, as well as public and private sector, responses to pandemics; expectations regarding future interest rates; inflation; unemployment levels; immigration levels; effects of volatility in oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies of various countries in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.

Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also Section 10.3 Regulatory matters in our 2022 annual MD&A and TELUS International’s financial performance which impacts our financial performance.

•	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR+ and EDGAR and may include: intense competition from companies offering similar services; our ability to expand and retain existing client relationships and attract new clients; attracting and retaining qualified team members to support its operations; the inelasticity of TI’s labour costs relative to short-term movements in client demand could have adverse impacts on the business; TI’s ability to grow and maintain profitability if changes in technology or client expectations outpace service offerings and internal tools and processes; the timing and success of TI’s cost efficiency programs; TI maintaining its culture as it grows; the effects of global economic and geopolitical conditions on TI and its clients’ businesses and demand for its services; TI’s ability to respond to reductions in client demand in a timely and cost-effective manner whether due to labour and employment laws or otherwise; the significant portion of TI’s revenue that is dependent on a limited number of large clients, two of which (excluding TELUS) each accounted for more than 10% of our digitally-led customer experiences – TELUS International (DLCX) revenue; continued consolidation in many of the verticals in which TI offers services resulting in potential client loss; the adverse impact on TI’s business if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our DLCX segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar, the European euro, the Philippine peso and the currencies of other countries in which TI operates. The trading price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a decline in the trading price of the TI Subordinate Voting Shares. A decline in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a decrease in the fair value of TI multiple voting shares held by TELUS.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2022 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2023 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity (income) losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three months ended September 30
C$ and in millions	2023	2022
Net income attributable to Common Shares	136	514
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs	297	73
Tax effects of restructuring and other costs	(71)	(18)
Real estate rationalization-related restructuring impairments	13	—
Tax effect of real estate rationalization-related restructuring impairments	(3)	—
Income tax-related adjustments	(23)	13
Virtual power purchase agreements unrealized change in forward element	33	(151)
Tax effect of virtual power purchase agreements unrealized change in forward element	(9)	40
Adjusted Net income	373	471

Reconciliation of adjusted basic EPS

	Three months ended September 30
C$	2023	2022
Basic EPS	0.09	0.37
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.20	0.05
Tax effect of restructuring and other costs, per share	(0.05)	(0.01)
Income tax-related adjustments, per share	(0.01)	0.01
Virtual power purchase agreements unrealized change in forward element, per share	0.03	(0.11)
Tax effect of virtual power purchase agreements unrealized change in forward element, per share	(0.01)	0.03
Adjusted basic EPS	0.25	0.34

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Three-month periods ended September 30 (C$ millions)	2023	2022	2023	2022	2023	2022
Net income					137	551
Financing costs					352	34
Income taxes					28	211
EBIT	454	688	63	108	517	796
Depreciation	563	511	48	39	611	550
Amortization of intangible assets	329	258	60	42	389	300
EBITDA	1,346	1,457	171	189	1,517	1,646
Add restructuring and other costs included in EBITDA	287	67	16	11	303	78
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,633	1,524	187	200	1,820	1,724

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a simple cash flow view that may be more comparable to other issuers.

Adjusted EBITDA less capital expenditures reconciliations

	TTech		DLCX		Total
Three-months ended September 30 (C$ millions)	2023	2022	2023	2022	2023	2022
Adjusted EBITDA	1,633	1,524	187	200	1,820	1,724
Capital expenditures	(734)	(892)	(35)	(33)	(769)	(925)
Adjusted EBITDA less capital expenditures	899	632	152	167	1,051	799

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended September 30
C$ and in millions	2023	2022
EBITDA	1,517	1,646
Restructuring and other costs, net of disbursements	90	4
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(17)	(37)
Effects of lease principal (IFRS 16 impact)	(135)	(118)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	27	30
Net employee defined benefit plans expense	15	24
Employer contributions to employee defined benefit plans	(7)	(9)
Interest paid	(307)	(203)
Interest received	4	10
Capital expenditures[1]	(769)	(925)
Free cash flow before income taxes	418	422
Income taxes paid, net of refunds	(63)	(91)
Free cash flow	355	331

Free cash flow reconciliation with Cash provided by operating activities

	Three months ended September 30
C$ and in millions	2023	2022
Free cash flow	355	331
Add (deduct):
Capital expenditures[1]	769	925
Effects of lease principal	135	118
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	48	(74)
Cash provided by operating activities	1,307	1,300

(1)	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Appendix

Operating revenues and other income – TTech segment

C$ millions, except footnotes and unless noted otherwise	Three months ended September 30		Per cent
(unaudited)	2023	2022	change
Mobile network revenue	1,753	1,696	3.4
Mobile equipment and other service revenues	557	545	2.2
Fixed data services(1)	1,153	1,099	4.9
Fixed voice services	191	198	(3.5)
Fixed equipment and other service revenues	125	125	-
Health services	422	225	87.6
Agriculture and consumer goods services	83	85	(2.4)
Operating revenues (arising from contracts with customers)	4,284	3,973	7.8
Other income	18	31	(41.9)
External Operating revenues and other income	4,302	4,004	7.4
Intersegment revenues	4	5	(20.0)
TTech Operating revenues and other income	4,306	4,409	7.4

(1)	Excludes health services and agriculture and consumer goods services.

Operating revenues and other income – DLCX segment

C$ millions, except footnotes and unless noted otherwise	Three months ended September 30		Per cent
(unaudited)	2023	2022	change
Operating revenues (arising from contracts with customers)	706	667	5.8
Intersegment revenues	183	136	34.6
DLCX Operating revenues and other income	889	803	10.7

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with more than $18 billion in annual revenue and 18 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 31 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media and eCommerce and fintech.

TELUS Health is a global health care leader, which provides employee and family primary and preventive health care and wellness solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventive and mental health outcomes covering more than 69 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS and our team to contribute $1.5 billion, including 2 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us at @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com